Putnam Mid Cap Value Fund
October 31, 2007 Semi Annual


May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for        Votes against         Abstentions
37,792,211         1,488,626            1,471,855


All tabulations are rounded to the nearest whole number.